FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2021







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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 23919

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Honolulu Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3615 Harding Ave, #207
(No. and Street)

Honolulu	HI	96816
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Kowal (808) 523-9422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davila Advisory, LLC
(Name – *if individual, state last, first, middle name*)

10135 Manchester Rd, Ste 206	St Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael F. Kowal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Honolulu Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

EDWINA S.H. LEE
NOTARY
82-23
PUBLIC
STATE OF HAWAII

[signature]
Notary Public Edwina S.H. Lee [redacted]
STATE OF HAWAII
My Commission Expires: 01/24/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Honolulu Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Honolulu Securities, Inc., (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Honolulu Securities, Inc. as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as First Honolulu Securities, Inc.'s auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
September 20, 2021

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

Cash and cash equivalents	$	50,117
Receivable from broker/dealer		2,867
Secured demand note receivable		300,000
Securities owned, at fair value		512,027
Property and equipment, at cost		
(net of $47,011 accumulated depreciation)		-0-
Other assets		7,379
TOTAL ASSETS	$	872,390

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and		
other liabilities	$	14,047
Commissions payable		11,424
Payable to broker/dealer		257,194
Subordinated loan payable		300,000
Note payable		49,735
Total Liabilities	$	632,400

SHAREHOLDERS' EQUITY

Common stock, $.10 par value;		
20,000 shares authorized, 11,000		
shares issued, 4,510 shares outstanding	$	1,100
Additional paid-in capital		56,666
Less: Treasury stock, 6,490 shares at cost		(317,457)
Retained earnings		499,681
Total Shareholders' Equity	$	239,990
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	872,390

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – First Honolulu Securities, Inc. (the "Company") was incorporated in the state of Hawaii on August 30, 1979. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the securities trading and brokerage business in the state of Hawaii.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At June 30, 2021, the Company did not have any lease obligations, as any potential leased assets are month to month with no written agreement (See Note 5).

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Purchases and sales of securities are also recorded on a trade date basis.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, some of the Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any risk.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Property and equipment - Depreciation was provided using the accelerated method over estimated useful lives of the assets ranging from three to five year periods.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events – Management has evaluated events occurring subsequent to the balance sheet dated September 24, 2021 (the final statement issue date), determining no events require additional disclosure in the financial statements.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value securities owned.

Securities owned consist of the following:

| Description | Fair Values as of June 30, 2021 | | Fair Value Measurements at Reporting Date Using | | | | | |
			Level 1		Level 2		Level 3	
Equities	$	187,400	$	187,400	$	-0-	$	-0-
Corporate Bonds		159,338		-0-		159,338		-0-
Municipal Bonds		165,289		-0-		165,289		-0-
Total Securities Owned	$	512,027	$	187,400	$	324,627	$	-0-

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2021, the Company's net capital and required net capital were $467,316 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 60%.

NOTE 4 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

At June 30, 2021, the Company had federal and state net operating loss carryforwards of approximately $817,351 which expire at various dates through 2038.

NOTE 5 - COMMITMENT

The Company rents office space from Aquasearch Investment Partners (AIP), which is owned by certain shareholders of the Company. The Company has no written lease for the office space and is paying $4,188 per month in rent and maintenance fees, under a month to month agreement. For the year ended June 30, 2021, the Company paid $50,262 to AIP.

NOTE 6 – SHAREHOLDER AGREEMENT

If any shareholder during his/her lifetime desires to sell his/her shares of stock in the Company, the Company shall have the first right to purchase the stock, except shares owned by any director of the Company. The restrictions shall not apply to any transaction between any of the directors.   Upon the death of a shareholder, the Company shall purchase all, and not less than all, of the deceased shareholder's shares of stock in the Company at book value.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

Clearing Agreement - To facilitate transactions on the Company's and its customers behalf, the Company has an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.   The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement the Company is required to deposit $120,000 in cash or marketable securities with the Clearing Broker/dealer and is prohibited from using other Clearing Broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under subordination agreement at June 30, 2021, is as follows:

Liabilities Pursuant to a Secured Demand Note
    Collateral Agreement:

2.00%	Expires December 31, 2021	$ 200,000
1.00%	Expires March 31, 2022	100,000
	Total Subordinated Liabilities	$ 300,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9 – NOTE PAYABLE

Revenue from grants for the year ended June 30, 2021, includes an adjustment of a note payable for $5,000 received on June 19, 2020.

On April 15, 2021, the Company entered into a note payable (the "PPP Note") with First Hawaiian Bank as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $49,735 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leave; rent; utilities; and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Company's full-time headcount during the twenty-four week period following the funding of the PPP Loan.

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments. Payments would begin as of the date of forgiveness settlement with the SBA. The PPP Loan matures in two years.

NOTE 10 - CONTINGENCIES

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, and the industry in general, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

NOTE 11 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at June 30, 2021.